

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2020

Frank D. Heuszel
Chief Executive Officer and Interim Chief Financial Officer
Document Security Systems, Inc.
200 Canal View Boulevard, Suite 300
Rochester, New York 14623

> **Re: Document Security Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 24, 2020**
> **File No. 333-236082**

Dear Mr. Heuszel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing